UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended:	June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant	IX Acquisition Corp.
Former Name if Applicable	N/A
Address of Principal Executive Office (Street and Number)	53 Davies Street
City, State and Zip Code	London, W1K 5JH, United Kingdom

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended June 30, 2023 within the prescribed time period without unreasonable effort or expense because additional time is needed to finalize the financial statements to be included in such report. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Noah Aptekar	+44	02039080450
(Name)	(Country Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2023, the Registrant had net income of approximately $1.7 million, which consisted of a gain of approximately $187,000 from the change in fair value of derivative warrant liabilities, approximately $1.4 million in income from investments held in the trust account and interest income on operating account, which were partially offset by and approximately $226,000 in operating and formation expenses.

For the three months ended June 30, 2022, the Registrant had a net income of approximately $1.8 million, which consisted of a gain of approximately $1.8 million from the change in fair value of derivative warrant liabilities and approximately $354,000 in income from investments held in the trust account and interest income on operating account, which were partially offset by approximately $342,000 in operating and formation expenses (of which $30,000 was for related party administrative fees).

The increase in income from investments held in the trust account is due to (i) a material increase in the yield of the underlying government securities (treasury yield) and (ii) the contribution of $160,000 per month into the trust account in connection with the extension of the date by which the Registrant must complete an initial business combination.

The decrease in the gain from the change of the fair value of derivative warrant liabilities is due to (i) an increase in the liquidation of special purpose acquisition companies in the marketplace from approximately 7% for the three months ended June 30, 2022 to approximately 37% for the three months ended June 30, 2023 and (ii) an absolute reduction in the price per warrant from over $0.1 in the three months ended June 30, 2022 to $0.3 in the three months ended June 30, 2023.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-Q to be filed by the Registrant.

IX Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2023	By:	/s/ Noah Aptekar
Noah Aptekar
Chief Financial Officer and Chief Operating Officer